THE DIAL CORPORATION
EXHIBIT 99

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR COMPLIANCE
STATEMENT FOR FORWARD-LOOKING STATEMENTS

August 8, 2001

In passing the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), Congress encouraged public companies to make “forward-looking statements” by creating a safe-harbor to protect companies from securities law liability in connection with forward-looking statements. The Dial Corporation intends to qualify both its written and oral forward-looking statements for protection under the PSLRA.

To qualify oral forward-looking statements for protection under the PSLRA, a readily available written document must identify important factors that could cause actual results to differ materially from those in the forward-looking statements. We provide the following information in connection with our continuing effort to qualify both written and oral forward-looking statements for the safe harbor protection of the PSLRA.

Forward-looking statements express expectations of future events. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Due to these inherent uncertainties, the investment community is urged not to place undue reliance on forward-looking statements. In addition, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to projections over time.

Factors That May Affect Future Results and Financial Condition

Our future results and financial condition are dependent upon our ability to successfully develop, manufacture and market consumer products. Inherent in this process are a number of factors that we must successfully manage to achieve favorable future operating results and financial condition. Potential risks and uncertainties that could affect our future operating results and financial condition include, but are not limited to, the factors discussed below.

We are taking a number of steps designed to improve our operations and financial results, including the restructuring and special charges taken in the second and third quarters of 2000. We may not achieve the benefits that we expect from these measures, which could harm our cash flow from operations.

     We are taking a number of steps designed to improve our operations and financial results. For example, in the second and third quarters of 2000, we announced restructuring and special charges totaling $98 million. These charges and changes to our business operations are expected to produce cost savings going forward. However, we cannot make any assurance that these charges or any of the changes made to our business operations will achieve the benefits that we expect. The expected timing, estimated costs of restructuring and special charges and the projected savings that will result from these charges are based upon management’s judgement in light of the circumstances and estimates at the time the judgements were made. Accordingly, the expected timing, estimated costs and projected savings for these charges may change as future events evolve, and the changes may be material.

We are considering selling substantial assets or the entire company. There can be no assurance that we will sell substantial assets or the entire company in the near future or at all. The uncertainty caused by our consideration of these alternatives could harm employee recruiting and retention and impair our relationships with our customers, suppliers and lenders.

     We are considering selling substantial assets, such as our Specialty Personal Care business, Argentina operations or selected plants, or the entire company. In this regard, in August 2001, we announced that our Board believes that we may be best served by becoming a part of a larger enterprise. We cannot assure you that any transactions will occur or, if transactions do occur, that they will improve our operating results or financial condition or be on terms favorable to Dial. Moreover, the uncertainty created by this environment may adversely impact our ability to retain employees and our relationships with customers, suppliers and lenders.

The possible divestiture of our Specialty Personal Care business may lead to an asset writedown in the range of $180 to $200 million after tax, which would reduce our net worth correspondingly.

     As previously disclosed, we are reviewing strategic alternatives with respect to our specialty personal care business, while working aggressively to improve the performance of this business. Preliminary discussions with interested parties have taken place; however, no decision concerning the possible sale of this business has been made. At this time, we believe that if a decision is made in the future to divest of this business, a write-down of assets to their estimated market value would be required. Based on current estimates, such a write-down would be in the range of $180 to $200 million after tax, which would reduce our net worth correspondingly. We cannot assure you that we will sell our Specialty Personal Care business or that any sale will be on terms favorable to Dial or will not involve write-downs in excess of this range.

     In addition, new accounting standards for testing goodwill for impairment will be in effect in the first quarter of 2002. If we still own our Speciality Personal Care business in the first quarter of 2002, we would be required to recognize a goodwill impairment charge in the range of $180 million to $200 million after tax under these new standards.

We have recently developed and commenced sales of a number of new products which, if they do not gain widespread customer acceptance or if they cannibalize sales of existing products, could harm our efforts to improve our financial performance.

     We recently introduced a number of new products in the soap, detergent and air freshener categories. In addition, we have committed to increase development efforts in our core brands. The development and introduction of new products involves substantial research, development and marketing expenditures, which we may be unable to recoup if our new products do not gain widespread market acceptance or we do not execute a product roll out effectively. In addition, if our new products merely cannibalize sales of existing Dial products, our financial performance would be harmed.

We may discontinue products or product lines, which could result in returns, asset write-offs and shut down costs.

     In the last several months, we have discontinued certain products and product lines, which resulted in returns from customers, asset write-offs, and shut down costs. We may suffer similar results in the future to the extent we discontinue products that do not meet expectations or no longer satisfy consumer demand. Product returns, write-offs or shut down costs would reduce our cash flow and earnings.

As the result of a recent accounting pronouncement, our reported sales volumes will be lower than they otherwise would have been, which could potentially harm our credit rating and our ability to attract future financing.

     Beginning in the first quarter of 2002, the accounting rules regulating how we record net sales will be changed. We will be required to record most of our trade promotion, coupon and rebate costs as a reduction in our level of sales. We currently record most of our trade promotion, coupon and rebate costs as a selling, general and administrative expense. For 2001, we expect to incur approximately $407 million of trade promotion, coupon and rebate costs. Although all companies in our industry will face similar issues in modifying their accounting practices, and investors are on notice of these changes, decreased levels of our reported sales may cause investors, financial analysts and rating services to view us, and our industry as a whole, less favorably. In addition, our competitors generally record relatively less trade promotion expense than we do, so our sales will decline relatively more than those of our competitors as a result of the new accounting rule. As a result, our attractiveness to investors, financial analysts and rating agencies may be further eroded.

We face intense competition in a mature industry that may require us to increase expenditures and lower profit margins to preserve or maintain our market share. Unless the markets in which we compete grow substantially, a loss of market share will result in reduced sales levels and poorer operating results.

     Currently, we depend primarily on sales generated in U.S. markets (88% of sales in 2000). U.S. markets for consumer products are mature and characterized by high household penetration, particularly with respect to our most significant product categories, including detergents and bar soaps. We may not be able to succeed in implementing our strategies to increase domestic revenues. Our unit sales growth in domestic markets will depend on increasing usage by consumers, product innovation and capturing market share from competitors.

     The consumer products industry, particularly the detergent, personal care and air freshener categories, is intensely competitive. To protect our existing market share or to capture increased market share, we may need to increase expenditures for promotions and advertising and to introduce and establish new products. Increased expenditures may not prove successful in maintaining or enhancing our market share and could result in lower sales and profits.

     Many of our competitors are large companies, including The Procter & Gamble Company, Lever Brothers Co., Colgate-Palmolive Company, and S.C. Johnson & Son, Inc., which have greater financial resources than we do. They have the capacity to outspend us in an attempt to take market share from us.

Price-cutting measures in response to competitive pressures could result in decreased profit margins.

     Consumer products, particularly those that are value-priced, are subject to significant price competition. From time to time, we may need to reduce the prices for some of our products to respond to competitive and consumer pressures and to maintain market share. Any reduction in our prices to respond to these pressures would harm our profit margins. In addition, if our sales volumes fail to grow sufficiently to offset any reduction in margins, our results of operations would suffer.

Providing price concessions or trade terms that are acceptable to our trade customers, or our failure to do so, could adversely affect our sales and profitability. In addition, reductions in inventory by our trade customers, including as a result of consolidations in the retail industry, could adversely affect our sales.

     Because of the competitive environment facing retailers, we face pricing pressure from these customers. Many of our trade customers, particularly our high-volume retail store customers, have increasingly sought to obtain pricing concessions or better trade terms. These concessions or terms could reduce our margins. Further, if we are unable to maintain price or trade terms that are acceptable to our trade customers, they could increase product purchases from our competitors, which would harm our sales and profitability. In addition, from time to time our retail customers have reduced inventory levels in managing their working capital requirements. Any reduction in inventory levels by our retail customers would harm our operating results. In particular, consolidation within the retail industry could potentially reduce inventory levels maintained by our retail customers, which could adversely impact our results of operations. Our performance is also dependent upon the general health of the economy and of the retail environment in particular and could be significantly harmed by changes affecting retailing and by the financial difficulties of retailers.

Loss of our principal customers could significantly decrease our sales and profitability.

     Our top ten customers accounted for 50%, 42% and 40% of net sales in 2000, 1999 and 1998 respectively. Wal-Mart, including its affiliate Sam’s Club, was our largest customer, accounting for 21% of net sales in 2000, 18% of net sales in 1999, and 17% of net sales in 1998. Wal-Mart and Sam’s Club accounted for 21% of net sales for the six months ended June 30, 2001. The loss of or a substantial decrease in the volume of purchases by Wal-Mart or any of our other top customers could harm our sales and profitability.

Price increases in certain raw materials or energy costs could erode our profit margins, which would harm our operating results.

     Rapid increases in the prices of certain raw materials or continued increases in energy costs could significantly impact our profit margins. Tallow (a key ingredient in Dial bar soaps) has experienced price fluctuations within the range of $0.09 and $0.28 per pound from January 1, 1995, to June 30, 2001. Recently, the price of tallow has been trading at the lower end of this historical range. If prices were to increase, we may not be able to increase the prices of our Dial bar soaps to offset these increases. In addition, we depend on a single supplier for Triclosan, the antibacterial agent that is the active ingredient used in Liquid Dial products. Although we have an adequate supply of Triclosan for our current and foreseeable needs, a significant disruption in this supply could harm our operating results.

We have made, and may continue to make, acquisitions that prove unsuccessful or strain or divert our resources.

     Over the past three years, we have made several acquisitions and entered into two joint ventures. We may make additional acquisitions or substantial investments in complementary businesses or products in the future. All of the acquisitions and investments described above entailed, and any future acquisitions or investments would entail, various risks, including the difficulty of assimilating the operations and personnel of the acquired businesses or products, the potential disruption of our ongoing business and, generally, our potential inability to obtain the desired financial and strategic benefits from the acquisition or investment. These factors could harm our financial results. For example, we did not obtain the desired financial benefits from our acquisitions of Freeman and Sarah Michaels or from our Dial/Henkel joint ventures, and this harmed our financial results in 2000. Any future acquisitions or investments could result in substantial cash expenditures, and the incurrence of additional debt and contingent liabilities. In addition, any potential acquisitions or investments, whether or not they are ultimately completed, could divert the attention of our management and our other resources from other issues that are more critical to our operations.

The FDA could impose standards that negatively impact our ability to market some of our products as antibacterial, which could result in compliance costs and could make our products less attractive to our customers.

     Since the 1970s, the Food and Drug Administration has regulated antibacterial soaps and hand washes under a proposed regulation. Although the proposed regulation has not been finalized, the FDA ultimately could set standards that result in limiting or even precluding soap manufacturers from using some current antibacterial ingredients or making antibacterial claims for some product forms, such as bar soap. Dial, which uses the antibacterial ingredient Triclosan in Liquid Dial and Triclocarban in Dial bar soap, emphasizes the antibacterial properties of its soap products in its marketing campaigns and product labeling. Any final FDA regulation that limits or precludes this type of advertising could require Dial to develop new marketing campaigns, develop new products or utilize different antibacterial ingredients in its products, all of which could make our products less attractive to customers and could seriously harm our business.

Our international business exposes us to currency fluctuations, limitations on foreign investment, import/export controls, the possibility of nationalization, and unstable governments and legal systems, which could harm our sales and cash flows.

     In 2000, 12% of our sales were generated outside U.S. markets. To date some of our international acquisitions and joint ventures have not yielded the benefits we had anticipated. Further, these operations involve exposure to currency fluctuations, limitations on foreign investment, import/export controls, nationalization, unstable governments and legal systems, and the additional expense and risks inherent in operating in geographically and culturally diverse locations, which could harm our sales and cash flows.

We could become the subject of adverse publicity or product recalls that negatively impact our operations.

     Adverse publicity regarding our products could impact the sales of our products. Some news broadcasts by major U.S. television and radio networks have focused on the use of antibacterial agents to kill germs on various surfaces. Triclosan, the active ingredient in Liquid Dial, also has been a focus of these broadcasts. Although none of the broadcasts disputed that Triclosan kills germs on the skin, some third party experts did question whether it provides any additional protection beyond that provided by nonantibacterial soap products. Although we have test results that we believe prove that Triclosan provides consumers with additional protection in limiting exposure to bacteria-related diseases, we cannot assure you that our Triclosan products, or other products, will not be the subject to adverse publicity in the future.

     From time to time, consumer product companies, including Dial, have had to recall certain products for various reasons. The costs of recall or other related liabilities could materially lower our profit margins. Adverse publicity regarding any product recalls also could depress our sales.

     In addition, we share the use of the Armour trademark for food products with ConAgra Inc., the manufacturer of Armour-branded non-canned meat products. Accordingly, we face the added risk that consumer preferences and perceptions with respect to any of our Armour products may be influenced by adverse publicity affecting any of the Armour-branded products of ConAgra, Inc.

We may incur unexpected expenses due to environmental, health or safety matters.

     We are subject to a variety of environmental and health and safety laws in each jurisdiction in which we operate. These laws and regulations pertain to our present and past operations. Although we currently do not anticipate that the costs to comply with environmental laws and regulations will have a material adverse effect on our capital expenditures, earnings or competitive position, the emergence of unforeseen claims or liabilities or the imposition of increasingly stringent laws, regulations and enforcement policies could result in material, unreserved costs in the future. Since 1980, we have received notices or requests for information with respect to “Superfund” sites under the federal Comprehensive Environmental Response, Compensation and Liability Act, four of which are currently active. In addition, in 1999 and in prior years we used nonlyphenol ethoxylate as an ingredient in our liquid and powder detergent products. Certain environmental and regulatory groups have raised concerns regarding the toxicity of compounds produced from nonlyphenol ethoxylate. As of June 30, 2001, we have accrued in our financial statements approximately $0.5 million in reserves for expenses related to environmental matters. We believe our reserves are adequate, but these costs are difficult to predict with certainty.

Loss of key managerial personnel could negatively impact our operations.

     Our operation requires managerial expertise. Of our current key personnel, only our chief executive officer has an employment contract with us. We cannot assure you that any of our key employees will remain employed by us. If we lose any of our key personnel, our business could suffer.